Exhibit 1

Announcement  |  Lisbon  |  11 July 2014

Luís Pacheco de Melo remains in office as CFO of PT SGPS

Following certain press reports, Portugal Telecom, SGPS, S.A. (“PT”) clarifies that Luís Pacheco de Melo remains in office as an executive board member and Chief Financial Officer (CFO) of PT.

Furthermore, in order to focus exclusively on the development and implementation of the business combination between Portugal Telecom and Oi, Luís Pacheco de Melo has communicated the cessation of his duties as member of the Board of Directors and Vice President of PT Portugal SGPS S.A. and as a member of the Board of Directors Africatel Holdings B.V. by resigning from the offices above mentioned.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt